United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 27, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

27 September 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Highest price paid per share (USX)	Lowest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
20 September 2019	1,624	56.61	56.37	56.521743	BATS Global Markets (“BATS”)
20 September 2019	1,699	56.62	56.15	56.434020	Boston Stock Exchange (“BSE”)
20 September 2019	1,005	56.56	56.15	56.443900	BATS Global Markets Secondary Exchange (“BYX”)
20 September 2019	600	56.43	56.15	56.343333	CFX Alternative Trading (“CFX”)
20 September 2019	1,447	56.6	56.32	56.441507	IEX (“IEXG”)
20 September 2019	76,092	56.66	56.17	56.415794	NASDAQ (“NASDAQ”)
20 September 2019	100	56.49	56.49	56.490000	NYSE - National Exchange (“NSX”)
20 September 2019	7,133	56.66	56.26	56.490684	New York Stock Exchange (“NYSE”)
20 September 2019	12,493	56.67	56.17	56.410700	OTC Markets (“OTC”)
20 September 2019	110	56.6	56.39	56.409091	Nasdaq PHX (“PHLX”)
20 September 2019	626	56.61	56.38	56.487700	NYSE Arca (“PSE”)
20 September 2019	282	56.49	56.41	56.466738	CBOE EDGA Equity Exchange (“XDEA”)

20 September 2019	789	56.59	56.36	56.470767	CBOE EDGX Equity Exchange (“XDEX”)
23 September 2019	2,257	56.16	55.94	56.052468	BATS
23 September 2019	2,063	56.21	55.94	56.088735	BSE
23 September 2019	574	56.2	55.99	56.104704	BYX
23 September 2019	800	56.175	56.04	56.141250	CFX
23 September 2019	300	56.17	55.98	56.046667	IEXG
23 September 2019	10,095	56.28	55.92	56.106247	NASDAQ
23 September 2019	85,645	56.28	55.94	56.104396	NYSE
23 September 2019	12,636	56.29	55.95	56.090392	OTC
23 September 2019	839	56.28	55.94	56.103921	PSE
23 September 2019	150	56.11	55.99	56.030000	XDEA
23 September 2019	641	56.25	55.94	56.095601	XDEX
24 September 2019	1,384	56.16	55.31	55.539487	BATS
24 September 2019	1,936	56.16	55.31	55.547634	BSE
24 September 2019	800	56.16	55.32	55.487500	BYX
24 September 2019	2,400	55.93	55.725	55.840833	CFX
24 September 2019	900	56.16	55.32	55.922222	IEXG
24 September 2019	112,662	56.18	55.28	55.688323	NASDAQ
24 September 2019	300	55.34	55.32	55.330000	NSX
24 September 2019	3,371	55.83	55.3	55.462370	NYSE
24 September 2019	4,600	55.93	55.28	55.620543	OTC
24 September 2019	647	56.16	55.3	55.575611	PSE
24 September 2019	800	56.16	55.32	55.608750	XDEA
24 September 2019	200	56.16	55.34	55.750000	XDEX
25 September 2019	5,937	55.34	54.87	55.105661	BATS
25 September 2019	2,385	55.38	54.9	55.091069	BSE
25 September 2019	1,600	55.38	54.9	55.032813	BYX
25 September 2019	1,426	55.38	54.9	55.001711	IEXG
25 September 2019	137,384	55.51	54.87	55.129949	NASDAQ
25 September 2019	200	55.2	55.19	55.195000	NSX
25 September 2019	8,365	55.41	54.87	55.133304	NYSE
25 September 2019	9,375	55.48	54.87	55.116960	OTC
25 September 2019	200	55.22	55.22	55.220000	PHLX
25 September 2019	1,337	55.21	54.87	55.094480	PSE
25 September 2019	1,308	55.33	54.905	54.998578	XDEA
25 September 2019	483	55.22	54.93	55.098302	XDEX
26 September 2019	7,237	55.95	55.6	55.813808	BATS
26 September 2019	2,607	55.95	55.47	55.769114	BSE
26 September 2019	2,820	55.95	55.48	55.818688	BYX
26 September 2019	5,469	55.95	55.47	55.775994	CFX
26 September 2019	4,086	55.95	55.63	55.821156	IEXG
26 September 2019	15,119	55.97	55.48	55.791129	NASDAQ
26 September 2019	800	55.95	55.72	55.853750	NSX
26 September 2019	112,215	55.98	55.46	55.701802	NYSE
26 September 2019	18,190	55.95	55.47	55.734650	OTC
26 September 2019	139	55.84	55.775	55.793237	PHLX
26 September 2019	4,401	55.97	55.62	55.869266	PSE
26 September 2019	1,330	55.95	55.72	55.867218	XDEA
26 September 2019	2,087	55.95	55.6	55.846646	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	20, 23, 24, 25, and 26 September 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/7071/190927_Weekly_Buyback_Programme_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 27, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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